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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
MAR 01 2018
WASH, D.C.

SEC FILE NUMBER
8-69640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EF Legacy Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Westgate Parkway, Suite 202
(No. and Street)

Henrico (City) VA (State) 23233 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Nathan Jencks (703) 227-0546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1000 Wilson Blvd., Suite 1400 (Address) Arlington (City) VA (State) 22209 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, T. Nathan Jencks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EF Legacy Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

#125748

Notary Public comm exp 12-31-2021

NOTARY PUBLIC COMMONWEALTH OF VIRGINIA EVALYN M SHEEHAN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition
Pursuant to Rule 17a-5 of the SEC and
Report of Independent Registered
Public Accounting Firm

EF Legacy Securities, LLC

December 31, 2017

EF LEGACY SECURITIES, LLC

INDEX TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Grant Thornton LLP
1000 Wilson Boulevard, Suite 1400
Arlington, VA 22209

T 703.847.7500
F 703.848.9580
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers and Member
EF Legacy Securities, LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of EF Legacy Securities, LLC (a Delaware limited liability company and a wholly-owned subsidiary of the Edelman Financial Center, LLC) (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Grant Thornton

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2016.

Arlington, Virginia
February 27, 2018

EF LEGACY SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets		
Cash	$	1,424
Receivables from product sponsors		371
Other assets and prepaid expenses		247
Total assets	$	2,042
Liabilities and Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	29
Accrued commissions		222
Related party payable		365
Total liabilities		616
Member's equity		1,426
Total liabilities and member's equity	$	2,042

The accompanying notes are an integral part of this financial statement.

EF LEGACY SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

EF Legacy Securities, LLC ("the Company"), a Delaware limited liability company, is a broker-dealer registered with Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily engages in providing investment services to its clients related to mutual fund and variable annuity investments made on an application-way basis. The Company operated as an introducing broker-dealer in which brokerage activity was handled by a clearing broker-dealer, DST Market Services, LLC ("DST"), under a fully disclosed clearing arrangement. As of March 31, 2017, the Company's operating relationship with DST was terminated.

The Company is a wholly-owned subsidiary of The Edelman Financial Center, LLC ("EFC", "Parent"). The ultimate parent company in the organizational structure through a series of holding companies is Edelman Financial, L.P. ("the Partnership"). Edelman Financial Services, LLC ("EFS"), a wholly-owned subsidiary of EFC, is an affiliated registered investment advisor.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value

The fair values of cash, accounts receivable, other assets and prepaid expenses, and accounts payable and accrued liabilities approximate cost due to the short period of time to maturity.

Cash

Highly liquid investments with original maturities of three months or less when purchased are considered to be cash equivalents. There were not any cash equivalents as of December 31, 2017.

Receivables

Accounts receivable ("receivables from product sponsors") are stated at their net realizable value. All of the Company's receivables are non-interest bearing.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the income of the Company is included in the taxable income of its partnership member.

The Company recognizes and measures tax positions based on the individual tax position's amount expected to be sustained upon settlement with the tax authority. The Company utilizes a two-step approach to evaluate uncertain tax positions. Income tax benefits are recognized when the Company believes the tax position is not more likely than not to be sustained on its technical merits upon examination. If a position is

determined not to be more likely than not sustained, the Company recognizes the largest amount of income tax benefit that is greater than 50% likely to be realized upon settlement with the taxing authority. Evaluation of tax positions, their technical merits, and measurement using cumulative probability are highly subjective management estimates. Actual results could differ materially from these estimates.

The Company did not have any uncertain tax positions for 2017.

New Authoritative Accounting Guidance

In May 2014, the Financial Accounting Standards Board ("FASB") issued new authoritative literature, "Revenue from Contracts with Customers," which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, new qualitative and quantitative disclosures are required, including disaggregation of revenues and description of performance obligations. The original guidance has been amended through subsequent accounting standard updates that resulted in technical corrections, improvements, and a one-year deferral of the effective date. The standard and related amendments will be effective for the Company in the first quarter of 2018. Entities are permitted to transition to the new standard by either a full or modified retrospective method of adoption. We have substantially completed the evaluation of the impact of this guidance on the timing, recognition, and presentation of revenues and expenses and have not identified any material changes to the annual financial statements. We continue to evaluate and prepare for the new disclosures required by this guidance. We plan to adopt the standard on its effective date, using the modified retrospective method of adoption.

2. DEPOSIT WITH CLEARING ORGANIZATION

The Company was required to maintain a deposit with its clearing broker-dealer. During the year, the Company ended its relationship with the clearing broker and the $100,000 deposit was refunded in full.

3. INCOME TAXES

The Company is treated as a disregarded entity for federal and state income tax purposes with the income of the Company reported by its partnership member. The Company had no accruals for interest or penalties for uncertain tax positions as of December 31, 2017.

4. COMMITMENTS AND CONTINGENCIES

The Company is not currently a defendant in any litigation. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, Contingencies ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made within a range of possible outcomes, the minimum amount in the range is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

5. CONCENTRATIONS OF RISK AND MAJOR CUSTOMERS

Financial assets that potentially subject the Company to concentrations of credit risk primarily consist of all receivables.

The Company is subject to risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation ("FDIC") insurable limit of $250,000. As of December 31, 2017, the Company had $1,174,000 in excess of FDIC insured limits. Management does not consider this risk to be significant.

6. RELATED PARTY TRANSACTIONS

The Company entered into an agreement with EFS during the year for certain administrative services. As part of this arrangement, certain employees of EFS provide administrative services to the Company related to accounting, legal, compliance, and other administrative responsibilities. The Company and EFS agreed to reasonable allocation of costs charged to the Company for services provided by the EFS employees. Accordingly, this financial statement may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated entity. Total amounts owed to EFS as of December 31, 2017 were $365,000.

Other companies within the Partnership's ownership structure paid invoices on behalf of the Company during the normal course of business during 2017. Total amounts owed by the Company associated with such arrangements as of December 31, 2017 was $0.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as a registered broker-dealer. As of December 31, 2017, the Company had net capital, as defined, of $808,000, which was $767,000 in excess of the required minimum net capital of $41,000. As of December 31, 2017, the Company had aggregate indebtedness of $616,000 and its aggregate indebtedness to net capital ratio was 0.76 to 1.

The Company has not made any distributions of capital to EFC since its inception.

8. SUBSEQUENT EVENTS

In connection with the preparation of this financial statement as of December 31, 2017, the Company has evaluated events that occurred subsequent to December 31, 2017 to determine whether any of these events required recognition or disclosure in the 2017 financial statement. The Company is not aware of any subsequent events which would require recognition or disclosure in this financial statement.